5/1/02

02036520

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2002

HEALTHCARE TECHNOLOGIES LTD.
(Translation of Registrant's name into English)

3 Habosem Street, Kiryat Minrav, Ashdod, Israel 77610
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

This Form 6-K consists of a copy of a Press Release dated May 13, 2002 from Healthcare Technologies Ltd., an Israeli corporation (the "Company") with respect to the Company's results for the three months ended March 31, 2002.

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTHCARE TECHNOLOGIES LTD.
(Registrant)

By: ______________________
Daniel Kropf
Chairman of the Board

Dated: May 14, 2002

FOR: **Healthcare Technologies, Ltd.**

CONTACT: Daniel Kropf
Chairman and CEO
011-972-3-9229015

PORTFOLIOPR CONTACT: Paul Holm / Leon Zalmanov
212-736-9224
pholm@portfoliopr.com / lzalmanov@portfoliopr.com

HEALTHCARE TECHNOLOGIES REPORTS FIRST QUARTER RESULTS

ASHDOD, ISRAEL, May 13, 2002 --- Healthcare Technologies, Ltd. (NASDAQ: HCTL), today announced unaudited results for the first quarter ended March 31, 2002.

Revenues for the first quarter ended March 31, 2002 were $4.1 million, as compared to $4.2 million for the corresponding quarter last year. First quarter gross profit was $1.7 million, as compared to $1.4 million in the first quarter of 2001. The net loss for the quarter was $0.5 million, or $(0.06) per share, compared with a net loss of $0.7 million, or $(0.12) per share for the first quarter of last year. The net loss for the quarter was due to the influence of Glycodata's results, which contributed $0.5 million to the period's loss.

Due to the transaction completed during the beginning of the second quarter of 2002, according to which Glycodata secured $14.3 million in a second round of financing, Healthcare will record a capital gain for the second quarter of approximately $1.4 million. The transaction reduced Healthcare's holding in Glycodata to 14.4% (fully diluted) thus Glycodata's financial statements will no longer be consolidated with those of Healthcare. (For more details on this transaction please see the Press release dated April 24th, 2002.)

Shareholders' equity on March 31, 2002 was $3.2 million, compared to US$3.8 million on December 31, 2001. Cash and cash equivalents was $1.5 million versus $1.2million; current assets at the end of the quarter were $8.1 million, compared to $8.1 million; current liabilities were $7.0 million versus $7.5 million on December 31, 2001.

About Healthcare Technologies

Healthcare Technologies through it subsidiaries Savyon Diagnostics Ltd., Gamidor Israel Ltd, Danyel Biotech Ltd, specializes in development, manufacture and marketing of clinical diagnostic test kits and provide services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide. Savyon is engaged in the research, development and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans. Glycodata, established in January 2000 by Healthcare Technologies Ltd., is tackling one of biology's most difficult problems by developing a proprietary technology platform for the extraordinarily rapid sequencing and separation of glycomolecules (GMs), which include the majority of therapeutic proteins and antibodies.

Healthcare Technologies, Ltd.
Condensed Consolidated Statement of Operations
(U.S. Dollars in Thousands, Except Per Share Information)

	Three Months Ended March 31,2002	March 31, 2001	Year Ended December 31, 2001
Sales	$4,079	$4,162	$16,013
Gross profit	$1,675	$1,376	$ 6,029
Net loss	$ (481)	$ (691)	$ (3,013)
Loss per share	$ (0.06)	$ (0.12)	$ (0.50)
Weighted average number of Shares and share equivalents Outstanding	7,643,727	5,643,727	5,977,060

Consolidated Balance Sheet
(U.S $ in thousands)

	March 31, 2002	March 31, 2001	December 31, 2001
Cash and cash equivalents	1,473	2,225	1,177
Total current assets	8,102	8,850	8,135
Total current liabilities	6,960	7,774	7,480
Shareholder's equity	3,225	4,610	3,779